CONTACT:
  Richard Becht
  (716) 655-3800



FOR IMMEDIATE RELEASE


          ACME ELECTRIC CORPORATION REPORTS FIRST QUARTER RESULTS


     EAST AURORA, N.Y., October 26, 1998 -- Acme Electric Corporation (NYSE:ACE) announced today that for the first quarter ended October 3, 1998, consolidated net sales were $22,378,000 with net income of $522,000, compared with net sales of $22,179,000 and net income of $170,000, for the comparable period in the prior year.

     Robert J. McKenna, Chairman and CEO, stated that, "Operationally, we continue to make good progress. Our main focus is on the development of new business, as we attempt to fill the pending void being created by the loss of Cisco's' business in January. We are particularly encouraged by new programs with two new customers that should begin producing positive results in late spring."

     Founded in 1917, Acme Electric Corporation is a leader in the design and manufacture of power conversion equipment for electronic and electrical systems for industrial, commercial, residential, and military and aerospace applications. Corporate headquarters are in East Aurora, N.Y., with operations in Cuba, N.Y., Lumberton, N.C., and Tempe, Ariz.

                                  # # # #
ACME ELECTRIC CORPORATION

Comparative Analysis
(in thousands, except per share data)



                                    For the 13 Weeks Ended

                                    10/03/98      09/27/97
                                    --------      --------

Net Sales                            $22,378       $22,179

Net Income                               522           170

Net Income Per Common Share
  (Basic and Diluted)                   $.10          $.03

Weighted Average Number of Shares
  Outstanding Used to Compute
  Income Per Common Share:
    Basic                              5,054         5,042
    Diluted                            5,068         5,052


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